Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following material was distributed to Boston Scientific’s Vice Presidents of Sales & Marketing on December 5, 2005.

Draft Letter from Boston Scientific to Physicians

Regarding Proposed Guidant Acquisition

Dear Dr.        :

As you may know, Boston Scientific has made a proposal to acquire Guidant.  We are confident our proposal is superior to Johnson & Johnson’s, offering substantial benefits not only for Boston Scientific’s and Guidant’s shareholders and employees, but also for you and your patients.

We believe that bringing our two companies together would be a natural fit.  Upon closing of the proposed transaction, the combined company will form the world’s leading cardiovascular device company.   We will become the third largest medical device company in the world.  The combination will enable Boston Scientific to add a cardiac rhythm management (CRM) platform and a second drug-eluting stent program, further diversifying our portfolio so we can continue to provide you leading medical devices and therapies.

In particular, Guidant’s CRM and cardiac surgery businesses would complement our own cardiovascular, endosurgery and neuromodulation businesses, creating a powerful combined company with a wide range of products and technologies.  We will, of course, maintain our focus on our core businesses.

The proposed combination is about growth, primarily in new businesses where we do not currently have a presence.  Due to potential regulatory considerations, not all of the businesses of the two companies will remain in the combined organization.  We plan to divest Guidant’s vascular intervention and endovascular businesses, while retaining shared rights to Guidant’s drug-eluting stent program.  Therefore, there are not likely to be significant changes in the products that are available to existing customers like you.  Indeed, one of the biggest attractions of this combination is the prospect of bringing together the collective talents of the sales and product development teams of Guidant and Boston Scientific.

We also know the challenges a company can face in a highly technical and exacting business.  We have worked through challenges ourselves, and we are committed to providing Guidant the resources they need to manage through their current challenges.  We understand the types of issues facing Guidant, and we are confident that the combined talents and experience of our two organizations will be more than sufficient to resolve them.

If you have any questions or need any additional information, please speak with your sales representative.

Thank you for your continued support.

SIGNATURE

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.